Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: May 4, 2016

Explanatory Note: The following are excerpts of a transcript of an earnings call posted to the website of Tyco International plc.

George Oliver - Tyco International PLC - CEO

Thanks Antonella, and good morning, everyone. Before we get into the details of the quarter, let me spend a few minutes on our proposed merger with Johnson Controls.

Starting with slide 5, integration planning is well underway, and we have made significant progress towards our day one plan. The integration teams are very engaged, and are working extremely well together, as we begin setting the foundation of the combined Company. The preliminary Form S-4 was filed with the SEC in early April. We received HSR approval in the US, and we are if the process of obtaining approval with all necessary regulatory authorities around the globe.

Additionally, the debt financing related to the cash consideration component of the transaction is in place. It is ready to be executed upon close. As we confirmed in last week’s 8-K filing, we are proceeding with the merger, and remain highly confident in achieving the $650 million of previously-announced synergies within the first three years.

The strength of this transaction is the compelling value created by the strategic combination of the leading player in commercial HVAC and building controls, with the leading player in commercial fire and security. It’s through this combination that we will be able to solve customer problems, via enhanced service offerings, including increased use of data analytics.

In addition to the commercial benefits at the customer level, there is also significant value created for both Tyco and Johnson Controls shareholders, through the $650 million of synergies, and the stronger financial profile of the combined Company. We have spent a lot of time with Johnson Controls’ management and employees over the last few months, and are more excited now than ever regarding the value creation potential of the new combined Company.

Josh Pokrzywinski - Buckingham Research - Analyst

Just kind of following up on your earlier comments, George, on some of the early integration planning wins with Johnson Controls, maybe talk about specifically where you are seeing enhanced opportunity. Obviously, it’s fairly early in the process, but both yourselves and JCI sound a bit more sanguine on some of those opportunities. Anything specific to call out, as maybe being a driver of that?

George Oliver - Tyco International PLC - CEO

Josh, as I said, I’m very pleased with the progress we’re making. I’m very impressed with the team that we put together, especially with the JCI participants. Through the process, Alex and I are developing a very strong relationship, and are staying very close to all of the teams we put into place. We’ve got a regular cadence working with each of these teams, and the more that we learn and the more that’s coming out of these teams, the more excited I am relative to the opportunities that I see.

And so as we laid out the synergies, the $650 million of synergies, we start with $150 million of tax synergies, and then operationally, you can break down the $500 million, which are $150 million of corporate cost headquarters type costs, that get eliminated. We get about $100 million of leverage with the combined buy, which is significant, and then there’s roughly about $250 million of synergies across the operations.

What I would tell you is within each of our teams that we have working across each of the functions, as well as our go-to-market team that’s working closely with getting a better understanding on how we begin to get revenue synergies, we’re making great progress, and I think the pipeline that we have not only gives me confidence that not only we’ll deliver on the $650 million, but potential more opportunities beyond that.

Steve Winoker - Bernstein - Analyst

I just wanted to follow up on those existing topics that have been raised. First, on the tax front, just making sure I understand this. That $3.9 billion payment to JCI shareholders, how are the Treasury rules that have been issued in any way affect the treatment of that payment, insofar as the ownership structure is concerned?

Robert Olson - Tyco International PLC - CFO

Steve, this is Robert. The regulations don’t affect that, and that is external debt. So that wouldn’t be affected by the proposed regulations.

Steve Winoker - Bernstein - Analyst

Okay. Fine. And earnings stripping rules going forward, as you’re thinking about tax rate?

Robert Olson - Tyco International PLC - CFO

We’ve given guidance in the 17% to 18% range, and I think that’s still very good guidance for the foreseeable future. We don’t think the earnings stripping issue will impact us for several years.

I would add that when we think about tax rates and tax planning, it’s really a global effort, and remind everyone that we file taxes in over 60 countries. So while the US is important, it’s just one of the 60 countries.

Steve Winoker - Bernstein - Analyst

Okay. That’s helpful. If I could just squeeze one more in for a fine point. You did split again out that $650 million between $500 million and $150 million for operational and tax. I would have thought there would have been increased risk to the $150 million and increased opportunity for the $500 million. Is that – you’re not thinking about it that way, it sounds like.

Robert Olson - Tyco International PLC - CFO

Steve, this is Robert. I think the $150 million for tax is still approximately the right ballpark, and I think that we do think that there’s potential for upside on the operational side.

Gautam Khanna - Cowen and Company - Analyst

Okay. Last one, and George, I appreciate the color. Any early read on revenue synergies with the JCI business? Maybe if you’ve had any anecdotal discussions with customers, or what have you, on how that might actually play out and when you’d actually start to see some top line synergies?

George Oliver - Tyco International PLC - CEO

What I love about this deal is when you think about the strategic value, it does start with customers, and all of the customers that I’ve engaged see an opportunity where we can combine our capabilities, differentiate what we can do, provide better service, and certainly create more value for them, which allows us to be able to accelerate growth for the combined Company.

The other big element of the excitement is what’s going on in the field. There isn’t a person that I engage with, within our organization, that isn’t totally excited about the combination, which will enable or enhance their capabilities to be able to better support their customers. So the combination gives me a lot of confidence that with the work that we’re doing with the go-to-market team, and the opportunities that we’re identifying between our two companies, are going to start to hit day one.

Now, we’re working through categorizing what those opportunities are, accumulating those so we can give better color at EPG and other conferences during the course of the year. But I’m very excited about the short-term prospects, being able to leverage our combined structure, and more important longer term, the combination of our capabilities, being able to change the game in how we sensorize the buildings, how we deploy our unified software platforms, that enables us to be able to solve the bigger problems for the customer base that we serve, and by doing so, that’s going to position us for acceleration of growth.

Nigel Coe - Morgan Stanley - Analyst

Wow, banking, that’s surprising. That’s great color. Just one quick follow-on. So looks – maybe this is better a question for JCI. Looks like the spin is taxable rather than tax free. Just a quick question. Was that understood at the time of the announcement, or was that something that became clarified during the process.

Robert Olson - Tyco International PLC - CFO

Nigel, this is Robert. Yes, this is something that the JCI team and the Tyco team, we discussed that at length as we were going through the deal process. So we knew about this, and not a surprise at all.

George Oliver - Tyco International PLC - CEO

Thanks again for joining our call this morning. I want to thank all of our employees for their continued hard work and commitment in serving our customers, while positioning the Company for the merger with Johnson Controls. I remain confident in our ability to drive continued improvement across all of our fundamentals as we execute on the year. This, combined with the merger with Johnson Controls, makes me extremely excited about the opportunities ahead, creating enhanced value for customers, employees, and shareholders.

I look forward to seeing many of you at the EPG conference on May 16, and operator, that concludes our call today.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

JCI, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of JCI and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding JCI’s directors and executive officers is contained in JCI’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Tyco International plc accept responsibility for the information contained in this communication. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco International plc and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco International plc for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.